Exhibit 12.1
GTx, Inc.
Computation of Deficiency of Earnings Available to Cover Fixed Charges

	Six Months Ended	Year Ended December 31,
	June 30, 2009	2008	2007	2006	2005	2004
Loss:
Pretax loss from continuing operations	$(22,561)	$(51,780)	$(40,359)	$(35,510)	$(36,839)	$(22,348)
Fixed charges (from below)	51	89	35	32	32	21

Total loss	$(22,510)	$(51,691)	$(40,324)	$(35,478)	$(36,807)	$(22,327)

Fixed charges:
Estimated interest portion of rent expenses	$51	$89	$35	$32	$32	$21

Total fixed charges	$51	$89	$35	$32	$32	$21

Coverage deficiency	$(22,561)	$(51,780)	$(40,359)	$(35,510)	$(36,839)	$(22,348)